SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of December 2012

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

26 New Street
St. Helier, Jersey JE2 3RA
Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The press release issued by DHT Holdings, Inc. (the “Company”) on December 11, 2012 related to the rejection motions filed by Overseas Shipholding Group, Inc. and certain of its subsidiaries (collectively, “OSG”) on December 6, 2012 in the U.S. Bankruptcy Court for the District of Delaware (the “Court”) seeking the Court's approval to reject the long-term bareboat charters for the Overseas Newcastle and the Overseas London, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Attached hereto as Exhibits 99.2 and 99.3 are OSG’s motions to reject the bareboat charters with the Overseas Newcastle and the Overseas London, respectively, and each is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated December 11, 2012

99.2	Rejection Motion for the Overseas Newcastle Bareboat Charter dated December 6, 2012

99.3	Rejection Motion for the Overseas London Bareboat Charter dated December 6, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: December 11, 2012	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer